Exhibit 99.1

TD Announces Results of Conversion Privilege of Non-Cumulative 5-Year
Rate Reset Preferred Shares, Series 16 (NVCC)

TORONTO – October 19, 2022 - The Toronto-Dominion Bank (“TD Bank Group” or “TD”) announced today that none of its 14 million Non-Cumulative 5-Year Rate Reset Preferred Shares, Series 16 (Non-Viability Contingent Capital (NVCC)) (the "Series 16 Shares") will be converted on October 31, 2022 into Non-Cumulative Floating Rate Preferred Shares, Series 17 (NVCC) (the "Series 17 Shares") of TD.

During the conversion period, which ran from October 3, 2022 to October 17, 2022, 131,188 Series 16 Shares were tendered for conversion into Series 17 Shares, which is less than the minimum 1,000,000 shares required to give effect to the conversion, as described in the prospectus supplement for the Series 16 Shares dated July 7, 2017. As a result, no Series 17 Shares will be issued on October 31, 2022 and holders of Series 16 Shares will retain their Series 16 Shares.

The Series 16 Shares are currently listed on the Toronto Stock Exchange under the symbol TD.PF.I. As previously announced on October 3, 2022, the dividend rate for the Series 16 Shares for the 5-year period from and including October 31, 2022 to but excluding October 31, 2027 will be 6.301%.

About TD Bank Group

The Toronto-Dominion Bank and its subsidiaries are collectively known as TD Bank Group ("TD" or the "Bank"). TD is the sixth largest bank in North America by assets and serves more than 27 million customers in three key businesses operating in a number of locations in financial centres around the globe: Canadian Retail, including TD Canada Trust, TD Auto Finance Canada, TD Wealth (Canada), TD Direct Investing, and TD Insurance; U.S. Retail, including TD Bank, America's Most Convenient Bank®, TD Auto Finance U.S., TD Wealth (U.S.), and an investment in The Charles Schwab Corporation; and Wholesale Banking, including TD Securities. TD also ranks among the world's leading online financial services firms, with more than 15 million active online and mobile customers. TD had CDN$1.8 trillion in assets on July 31, 2022. The Toronto-Dominion Bank trades under the symbol "TD" on the Toronto and New York Stock Exchanges.